EXHIBIT (a)(23)

June 21, 2004

Dear Stockholder:

As you may know, Maxwell Shoe Company’s Board of Directors announced on June 18, 2004 that it has unanimously approved a definitive merger agreement with Jones Apparel Group, Inc. Maxwell Shoe Company is one of our industry’s leading footwear distributors, and we are pleased to have reached an agreement that we believe reflects our record performance and provides you with full value for your investment in Maxwell Shoe Company.

Under the terms of the agreement, a subsidiary of Jones will purchase all of Maxwell Shoe Company’s outstanding shares for $23.25 per share in cash – a premium of more than 26% over our closing stock price of $18.40 on February 25, 2004, the day before Jones publicly announced its original proposal. Your Board unanimously recommends that you tender your shares in favor of Jones’s revised offer prior to the revised offer’s expiration date of July 6, 2004.

We believe that Maxwell Shoe Company’s track record of building and delivering value for its stockholders is second to none in our industry. This is largely due to the tremendous dedication of our employees. I’m sure you’ll join me in thanking them for their consistent hard work and focus.

Thank you for your continued support.

Very truly yours,

Mark J. Cocozza,
Chairman of the Board and Chief Executive Officer
MAXWELL SHOE COMPANY INC.